Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

Direct Dial Number (202) 636-5916	E-mail Address matthew.micklavzina@stblaw.com

December 22, 2022

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond A. Be, Attorney-Adviser

Re:         JPMorgan Private Markets Fund

              Draft Registration Statement on Form N-2

              Filing Nos.: 333-267866, 811-23832

Ladies and Gentlemen:

On behalf of JPMorgan Private Markets Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the first pre-effective amendment to the draft registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments received by email on November 14, 2022 relating to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

GENERAL COMMENTS

1.

Staff Comment: We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: The Fund respectfully acknowledges the Staff’s comment.

2.

Staff Comment: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund has made applicable conforming changes.

3.

Staff Comment: We note that the Registration Statement discloses a number of requests for exemptive relief (e.g., multi-class and co-investment relief). Please advise us as to the status of each of the applications disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

Response: The Fund filed an application for a co-investment exemptive order on October 13, 2022, which is under review by the Staff. The Fund intends to file an application for a multi-class exemptive order in the near term.

4.

Staff Comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund confirms that it does not currently intend to present any “test the waters” materials to potential investors in connection with its offering of Shares but may rely on Rule 433 or Rule 482 to present information outside of “test the waters” materials. If, in the future, the Fund determines to present any “test the waters” materials, it will provide the Staff with copies of those materials.

PROSPECTUS

Cover Page

5.

Staff Comment: The disclosure in footnote 1 to the fee table indicates that the Fund may, in its sole discretion, accept investments below the stated minimums. Please confirm supplementally that the absolute minimum investment (after waiver of the disclosed minimum investment) will be $25,000. Please explain the circumstances investors subscribing through a broker/dealer or registered investment adviser may have shares aggregated to meet the minimums. Please explain the reference to “vehicles controlled by such employees” on page 13. Also, clarify all of the situations in which the Fund “in its sole discretion” may waive this minimum (i.e., state whether aggregating related accounts is the only scenario in which the minimum will be waived, and if not, disclose the other scenarios). In addition, please confirm supplementally that the accredited investor and qualified client criteria will still apply to all investors and will not be waived.

Response: The Fund has revised the disclosure as requested. See pages 85 and 86 of the amended Registration Statement. The Fund supplementally confirms that the accredited investor and qualified client criteria will still apply to all investors and will not be waived.

6.

Staff Comment: If true, disclose that the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to re-payment by investors.

Response: The Fund has added the following disclosure to the bullet points on the cover page:

•

The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as the sale of assets, borrowings, return of capital, offering proceeds or from temporary waivers or expense reimbursements borne by the Adviser or its affiliates that may be subject to reimbursement to the Adviser or its affiliates.

The Fund has also moved the following disclosure earlier in the Prospectus, with additional disclosure as marked under the “Summary of Offering Terms—Distributions” section:

The Fund cannot guarantee that it will make distributions. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund in Portfolio Funds and/or Co-Investments and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions. The repayment of any amounts owed to the Adviser or its affiliates will reduce future distributions to which you would otherwise be entitled.

7.

Staff Comment: The disclosure states that the Distributor will distribute Fund shares on a best efforts basis. Disclose if there is any minimum amount that must be purchased prior to commencement of operations and if there are arrangements to place funds received in escrow, trust or similar arrangement until then. If no arrangements have been made, so state. See Instruction 5 to Item 1 of Form N-2. In addition, if a lack of significant Fund assets may contribute to your having a less diversified portfolio, less access to certain types of private funds, or higher expense ratios, please ensure these matters are addressed in your disclosure.

Response: The Fund has revised Footnote 1 to the table required by Instruction 5 to Item 1 of Form N-2 as follows:

[    ] (the “Distributor”), an affiliate of the Adviser, acts as principal underwriter for the Fund’s Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The Distributor is not obligated to sell any specific number of shares, nor have arrangements been made to place shareholders’ funds in escrow, trust, or similar arrangement. Class S Shares, Class D Shares and Class I Shares are or will be continuously offered at a price per share equal to the NAV per share for such class. Each share class will initially be offered at $[                 ] per share. Generally, the stated minimum investment by an investor in the Fund is $25,000 with respect to Class S Shares and Class D Shares and $1,000,000 with respect to Class I Shares. The stated minimum investment for Class I Shares may be reduced for certain investors as described under “Purchasing Shares.” The minimum additional investment in the Fund is $10,000. The Fund may, in its sole discretion, accept investments below these minimums. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $25,000 and incremental contributions are not less than $10,000.

The Fund respectfully submits that the Fund’s disclosure as written conveys the material risks noted above and respectfully refers the staff to the disclosure located in “Lack of Operating History,” “Non-Diversified Status” and “Competition for Access to Private Equity Investment Opportunities.”

Fund Summary

Investment Objective and Strategy (page 1)

8.

Staff Comment: The disclosure indicates that the Fund will invest primarily in Secondary Investments, Co-Investments, and Primary Investments. However, on page 3, the Fund’s 80% test includes Private Credit Investments. Briefly clarify the role of Private Credit Investments in the Fund’s strategy. Revised disclosure should address how you obtain private credit exposures and evaluate such investments.

Response: The Fund’s principal investments strategies are to invest primarily in Secondary Investments, Co-Investments and Primary Investments. As a Fund that provides exposure to the private markets, the Fund’s 80% test under Rule 35d-1 also allows for investments in Private Credit Investments. The Fund believes the inclusion of Private Credit Investments will be an important liquidity risk management tool that will allow the Fund to invest in tradable private market investments in the event it needs to include its Liquid Assets in excess of the 20% bucket. The Fund has added disclosure regarding potential Private Credit Investment exposures and to clarify that Private Credit Investments includes investments in privately placed securities issued by public companies. The Fund has added the following disclosure defining Private Credit Investments.

To manage portfolio liquidity, the Fund may also have exposure to privately placed debt securities and other yield-oriented investments, including without limitation 144A securities, syndicated and other floating rate senior secured loans issued in private placements by U.S. and foreign corporations, partnerships and other business entities, privately placed bank loans, restricted securities, and other securities and instruments issued in transactions exempt from the registration requirements of the Securities Act (“Private Credit Investments”).

9.

Staff Comment: The Prospectus indicates that the Fund may use leverage. Supplementally advise whether the Fund intends to incur leverage during its first year of operations and, if so, include an estimate of the expected cost of leverage in the fee table.

Response: The Fund confirms that it may use leverage for investment purposes during its first year of operations. The Fund intends to enter into a credit facility for purposes of managing cash flows, including subscriptions to the Fund and repurchases by the Fund. The Fund may also use the credit facility for investment purposes. In response to the Staff’s comment, the Fund has included a caption for estimated costs of interest payments on borrowed funds in the fee table, consistent with the requirements of Item 3.1 of Form N-2 and has enhanced its strategy and risk disclosure to reflect the Fund’s potential use of leverage for investment purposes.

10.

Staff Comment: The disclosure indicates that the Fund will “over-commit” to its investments. Supplementally provide: (1) a representation that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments and (2) a general explanation as to why it believes it can cover its commitments.

Response: The Fund plans to rely on the exemption in Rule 18f-4(e) when entering into unfunded commitment agreements. The Fund reasonably believes that its assets will provide adequate cover to allow it to meet its obligations with respect to all of its unfunded investment commitments, in each case as they come due, in accordance with the exemption in Rule 18f-4(e) under the 1940 Act. The Fund plans to manage its unfunded commitments such that it will have sufficient cash and cash equivalents to meet its obligations at the time that an unfunded commitment agreement comes due. The Fund expects to meet these obligations through a combination of its liquid sleeve, a credit facility, maturing investments and, if necessary, sales of investments that are not illiquid.

Purchasing Shares (page 14)

11.

Staff Comment: We note the disclosure that pending any closing funds received from prospective investors will be placed in an account with the Transfer Agent. Please advise who will have control over the money during that period.

Response: The Fund confirms that any amounts held in escrow will comply with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended.

Repurchases of Shares (page 16)

12.

Staff Comment: The disclosure on page 17 states that under certain circumstances, the Board may offer to repurchase shares at a discount to their prevailing net asset value. Please replace “Board” with “Fund” and describe the circumstances under which the Fund would offer to repurchase shares at a discount to their prevailing new asset value. We may have more comments after reviewing your response.

Response: The Fund has changed “Board” to “Fund.” As the Fund has no present intent to offer to repurchase shares at a discount to net asset value, and the repurchase price is a function of the Board’s business judgment, the Fund respectfully submits that disclosing specific circumstances when the Fund may offer to repurchase shares at a discount to net asset value at this time would be impracticable. The Fund believes that it cannot know the circumstances that it will be presented with in the future that could result in the Fund determining to offer to repurchase shares at a discount to net asset value. The Fund notes that any such terms would be disclosed in the tender offer materials for such repurchase offer.

Incentive Fee (page 18)

13.

Staff Comment: Please enhance the disclosure to more fully explain the implications of the Loss Recovery Account reset to investors (e.g., substantial losses in any particular year will not impact the Adviser’s ability to earn Incentive Fees in subsequent periods even if an investor’s overall returns are less than 10%).

Response: The Fund has revised the disclosure as follows:

The Fund’s Loss Recovery Account’s reset mechanism could make it more likely that the Fund, and indirectly its Shareholders, would incur an Incentive Fee payment as compared to another fund that is subject to an incentive fee that has a similar loss recovery account, but with no reset mechanism. This is because substantial losses in any particular year would not affect the Adviser’s ability to earn an Incentive Fee in following periods even if an investor’s overall returns are negative. In addition, due to the Fund’s Loss Recovery Account reset mechanism, depending on when a Shareholder invests in the Fund, there is a possibility that a Shareholder may indirectly bear Incentive Fee payments by the Fund without having experienced a gain in his or her investment.

Use of Proceeds (page 26)

14.	Staff Comment: Disclose how long it is expected to take to fully invest net proceeds in accordance with the Registrant’s investment objectives and policies. See Item 7 of Form N-2.

Response: The Fund has revised the disclosure as follows:

The proceeds from the sale of Shares of the Fund, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies within three months~~as soon as practicable~~ after receipt of such proceeds, which may be delayed up to an additional three months depending on~~consistent with~~ market conditions and the availability of suitable investments. The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering, primarily after the Initial Closing Date, to certain investments, principally certain Secondary Investments, Co-Investments, and Primary Investments, due to the nature of those investments. Such proceeds will be invested together with any interest earned in the Fund’s account with the Fund’s custodian prior to the closing of the applicable offering. See “Purchasing Shares.” Delays in investing the Fund’s assets may occur (i) because of the time typically required to complete private equity markets transactions (which may be considerable), (ii) because certain Portfolio Funds selected by the Adviser may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for Portfolio Fund Managers to invest the amounts committed by the Fund. Accordingly, during this period, the Fund may not achieve its investment objective or be able to fully pursue its investment strategies and policies.

15.	Staff Comment: Please revise the discussion to summarize the key features of the Fund’s repurchase offers as outlined under Procedures for Repurchase of Shares on page 48.

Response: The Fund respectfully submits that the key features of the Fund’s repurchase offers are appropriately summarized under “Summary of Offering Terms–Repurchase of Shares.”

Investment Objective and Strategy (page 27)

16.	Staff Comment: The Disclosure on page 28 indicates that the Fund may use one or more subsidiaries (the “Subsidiary”). With respect to such Subsidiaries:

•	Staff Comment: Disclose that the Fund will comply with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: The Fund has revised the disclosure as follows:

If the Fund uses one or more Subsidiaries to make investments they will bear their respective organizational and operating fees, costs, expenses and liabilities and, as a result, the Fund will indirectly bear these fees, costs, expenses and liabilities. As the Subsidiaries are wholly owned, they have the same investment strategies as the Fund. The Fund and its Subsidiaries will be subject to the same investment restrictions and limitations on a consolidated basis. In addition, the Subsidiaries are consolidated subsidiaries of the Fund and the Fund complies with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiaries. The Adviser serves as investment adviser to the Fund and each Subsidiary. The Subsidiaries comply with the provisions relating to affiliated transactions and custody of the 1940 Act. [                 ] serves as the custodian to the Subsidiaries. The Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets other than entities wholly owned by the Fund.

•

Staff Comment: Disclose that any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: The Adviser provides investment advisory services to a Subsidiary under a separate agreement that does not provide for an investment advisory fee or an incentive fee. No other persons provide investment advisory services to the Subsidiary. Since the Subsidiary is not required to be registered as an investment company, it is not required to enter into an advisory agreement that complies with Section 15(a). Nonetheless, the agreement generally will comply with Section 15(a). The Adviser does not receive additional compensation for its management of a Subsidiary.

•

Staff Comment: Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Fund’s current disclosure on investment strategies and principal risks applies to the Fund and the Subsidiary.

•	Staff Comment: Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The financial statements of any wholly-owned Subsidiary will be consolidated with those of the Fund.

•

Staff Comment: Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Fund so confirms.

•

Staff Comment: Confirm in correspondence that, to the extent a Subsidiary is a foreign entity, that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund so confirms.

•

Staff Comment: Confirm in correspondence that, for any wholly-owned Subsidiary, its management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund so confirms.

•

Staff Comment: Disclose that whether the Fund currently intends to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Fund respectfully notes that it does not presently intend to create or acquire primary control of such entities, but reserves the right to do so in the future.

Risk Factors (page 33)

17.	Staff Comment: The Risk Factors section is 23 pages long and divided into multiple subsections.

a.

Staff Comment: Please consider revising the risk factors to consolidate overlapping or similarly themed risks. Please group any risks that are not material risks to the Fund in a separately headed subsection or move such risks to the SAI.

Response: The Fund has revised the Risk Factors to place the “Risks of Investing in Private Market Investments” before the “General Risks of Investing in the Fund,” and the Fund respectfully submits that the disclosure as revised appropriately groups the Fund’s principal risk factors.

b.

Staff Comment: Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. [See ADI 2019-08—Improving Principal Risks Disclosure.]

Response: The Fund respectfully refers the Staff to Response 17(a) above.

c.

Staff Comment: Please place risk factors that are not principal to the Fund’s investment strategy in a separate, appropriately-captioned section. To the extent the context of a risk factor is not apparent from the Fund’s strategy (e.g., risks to which the Fund may be exposed indirectly through its investments in other funds), briefly indicate that context.

Response: The Fund respectfully submits that the risks disclosed in this section are principal risks. In response to the Staff’s comment on direct or indirect disclosure, the Fund has revised the lead-in discussion to note that the risks disclosed may be direct or indirect through the Fund’s investments in private market investments. The Fund believes that revising each risk to clarify whether it is a direct or indirect risk would not enhance a potential investor’s ability to understand the risks of an investment in the Fund.

d.	Staff Comment: Many of the captions to the risk factors poorly summarize the risk discussed. Use descriptive headings for each risk factor. See rule 421(b) and (d) under the 33 Act.

Response: The Fund has enhanced headings to provide greater description, as appropriate.

18.

Staff Comment: To the extent that your strategy, or an underlying portfolio investment’s strategy relies on a particular interest rate or inflationary environment to be effective, please consider the need for enhanced risk disclosure concerning the present macro-economic environment.

Response: The Fund has added the following disclosure below:

The Fund is subject to inflation risk.

Inflation may adversely affect the business, results of operations and financial condition of the portfolio companies in which Portfolio Funds may invest.

Recent inflationary pressures have increased the costs of labor, energy and raw materials, have adversely affected consumer spending and economic growth, and may adversely affect portfolio companies’ operations. If portfolio companies are unable to pass increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on their loans, particularly as interest rates rise in response to inflation. In addition, any projected future decreases in portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of those investments could result in future realized or unrealized losses and therefore reduce the Fund’s net asset value.

While the U.S. and other developed economies have experienced higher-than-normal inflation rates, it remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation may affect the Fund’s investments adversely in a number of ways, including those noted above. During periods of rising inflation, interest and dividend rates of any instruments the Fund or entities related to portfolio investments may have issued could increase, which would tend to reduce returns to investors in the Fund. Inflationary expectations or periods of rising inflation could also be accompanied by the rising prices of commodities which may be critical to the operation of certain portfolio companies. Portfolio companies may have fixed income streams and, therefore, be unable to pay higher dividends. The market value of such investments may decline in times of higher inflation. Some of the Fund’s investments may have income linked to inflation through contractual rights or other means. However, as inflation may affect both income and expenses, any increase in income may not be sufficient to cover increases in expenses.

Governmental efforts to curb inflation often have negative effects on the level of economic activity. In an attempt to stabilize inflation, certain countries have imposed wage and price controls at times. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed. There can be no assurance that continued and more wide-spread inflation in the U.S. and/or other economies will not become a serious problem in the future and have a material adverse impact on the Fund’s returns.

19.

Staff Comment: It is unclear from your disclosure what information will be available to you and what due diligence you will be able to perform on your Secondary Investments initially and on an ongoing basis. Please revise your risk- and strategy-related disclosures to further enhance the risk-and process-related differences between your primary and secondary investments.

Response: The Fund respectfully submits that its disclosure on diligence in its strategy section is appropriate, informs a potential investor of material information about its use of diligence in primary investments, and is generally in line with the disclosure provided by other market participants. The Fund has included the following risk disclosure in response to the Staff’s comment:

The Adviser’s due diligence process may entail evaluation of important and complex issues and may require outside consultants.

If the Adviser believes that a proposal warrants further review, a deal team generally consisting of a team of portfolio managers conduct further due diligence. While conducting due diligence on an investment opportunity the Adviser generally holds multiple meetings with the manager or company and conducts reference calls, both with references provided by the manager and also through the Adviser’s separate network of contacts in the industry. Leveraging internal and external resources to develop a comprehensive understanding of all aspects of the potential investment, the deal team prepares a report identifying the strengths and weaknesses of the investment. This report is the basis for discussing the investment with the members of the Private Equity Group of the Adviser.

Due diligence may entail evaluation of important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, in particular legal advisors, may be involved in the due diligence process to varying degrees depending on the type of investment, the costs of which will be borne by the Fund.

When conducting due diligence and making an assessment regarding an investment opportunity, the Adviser relies on available resources, including information provided by the investment advisers of Portfolio Funds. The Adviser’s due diligence process may not reveal all facts that may be relevant in connection with an investment made by the Fund. In some cases, only limited information is available about a Portfolio Fund or a portfolio company in which the Adviser is considering an investment. There can be no assurance that the due diligence investigations undertaken by the Adviser will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating a particular investment opportunity, or that the Adviser’s due diligence will result in an investment being successful. In the event of fraud by any Portfolio Fund or portfolio company or any of its managers or affiliates, the Fund may suffer a partial or total loss of capital invested in that Fund investment. There can be no assurances that any such losses will be offset by gains (if any) realized on the Fund’s other investments. An additional concern is the possibility of material misrepresentation or omission on the part of the Fund investment or the seller. Such inaccuracy or incompleteness may adversely affect the value of that investment. The Fund will rely upon the accuracy and completeness of representations made by Portfolio Funds or portfolio companies and/or their current or former owners in the due diligence process to the extent reasonable when it makes its investments, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.

Procedures for Repurchase of Shares (page 48)

20.	Staff Comment: Revise the procedures for repurchase of shares so that the final payment will be paid in full no later than 2 business days following the completion of the audit.

Response: The Fund has revised the procedures to provide that final payment will be paid in full no later than two business days following the filing of the Fund’s audited financial statements with the SEC.

21.

Staff Comment: Please explain what circumstances are contemplated by your statement that you “may cause the repurchase of a Shareholder’s Shares if, among other reasons, the Fund determines that such repurchases would be in the interest of the Fund.”

Response: The Fund’s Board of Trustees is subject to a fiduciary duty to the Fund. Although the Fund believes this scenario is unlikely, the above-referenced disclosure addresses certain exigent circumstances pursuant to which the Board may deem it in the interests of the Fund to effect a mandatory repurchase of Shares. These circumstances may include, for example, where due to the death of a shareholder, Shares have transferred by operation of law to a transferee who does not satisfy the Fund’s investor eligibility requirements. Any repurchase by the Fund will be effected in accordance with Section 23(c) of the 1940 Act and the rules thereunder.

Board Structure and Committees (page 65)

22.

Staff Comment: State whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations. See Item 18 of Form N-2.

Response: The Fund has revised the disclosure as follows:

The Board has formed a Nominating Committee composed of all of the Independent Trustees, whose function, subject to the oversight of the Board, is to select and nominate persons for elections or appointment by the Board as Trustees of the Fund. The Nominating Committee will act in accordance with the Fund’s nominating committee charter. The Fund does not hold annual shareholder meetings. As such, the Nominating Committee will not typically consider nominees recommended by security holders.

PART C

Signatures

23.

Staff Comment: We note that the Registration Statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

Response: The Fund confirms that any subsequent amendments will satisfy the signature requirements of Section 6(a) of the 1933 Act.

ACCOUNTING COMMENTS

Fee Table

24.

Staff Comment: We note that the fund may make investments indirectly through one or more wholly-owned Subsidiaries. Please confirm that the fee table will be presented on a consolidated basis to reflect the expenses of any such Subsidiary.

Response: The Fund confirms that the fee table will be presented on a consolidated basis to reflect the expenses of any wholly-owned Subsidiaries.

25.

Staff Comment: We note that advisory fees will be charged to the Fund based upon managed assets. Please confirm that the advisory fee amount appearing in the fee table will be grossed up to reflect an amount based upon net assets.

Response: The Fund confirms that it intends to charge a management fee on net assets and confirms that the expense ratio disclosed in the fee table will reflect the Advisory Fee as a percentage of the Fund’s net assets as required by Item 3.1 of Form N-2.

Expense Recoupment

26.

Staff Comment: Pursuant to the expense limitation agreement, the fund may be required to repay the adviser any fees waived or expenses reimbursed under the agreement for a period of three years after the year in which the adviser waived such fees or reimbursed such expenses. Please confirm that the Fund will perform assessments under ASC 450 to determine the appropriateness of recording a liability in the books of the Fund for any amount subject to recoupment by the adviser.

Response: The Fund so confirms.

Investment Advisory and Management Agreement

27.	Staff Comment: Please include the tables referenced in the second and sixth paragraphs on page 69.

Response: The Fund has included the above-referenced tables in Amendment No. 1.

Financial Statements

28.

Staff Comment: We note that the Fund is responsible for the payment of any organization and offering costs. Please explain to us whether the seed financial statements of the fund will include a seed statement of operations. If the Fund does not intend to include a seed statement of operations, please explain the basis for omitting such financial statement.

Response: The Fund confirms that the seed financial statement will include a seed statement of operations.

29.	Staff Comment: Please confirm that the financial statements of the Fund will be presented on a consolidated basis with any wholly-owned Subsidiary.

Response: The Fund so confirms.

Purchasing Shares

30.	Staff Comment: Please revise the first sentence of the first paragraph under Class D Shares on page 77 to read: “...at the prevailing net asset value per Class D Share.”

Response: The requested change has been made.

Please call me (202)-636-5916 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Matthew C. Micklavzina, Esq.

cc:

Jay Williamson, Securities and Exchange Commission

Tony Burak, Securities and Exchange Commission

Ashmi Mehrotra, J.P. Morgan Investment Management Inc.

Rajib Chanda, Esq.

Ryan P. Brizek, Esq.

John G. Dikmak, Jr., Esq.